                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                           Quest Resource Corporation
                          ----------------------------
                                (Name of Issuer)


                         Common Stock, par value $0.001
                          ----------------------------
                         (Title of Class of Securities)

                                    748349107
                          ----------------------------
                                 (CUSIP Number)


                                  Jay E. Pietig
                        Polsinelli Shalton & Welte, P.C.
                         700 W. 47th Street, Suite 1000
                           Kansas City, Missouri 64112
               ---------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                  April 8, 2002
             ------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

                                  SCHEDULE 13D

CUSIP No. 748349107                                                  Page 2 of 6
--------------------------------------------------------------------------------

1)       NAME OF REPORTING PERSON

                                    STP, Inc.

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (A)  ( )
                                                                      (B)  ( )
3)       SEC USE ONLY

4)       SOURCE OF FUNDS

                                       BK

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

6)       PLACE OF ORGANIZATION

                                    Oklahoma

NUMBER OF SHARES     7)    SOLE VOTING POWER                           0
BENEFICIALLY         8)    SHARED VOTING POWER                   600,000
OWNED BY EACH        9)    SOLE DISPOSITIVE POWER                      0
REPORTING            10)   SHARED DISPOSITIVE POWER              600,000
PERSON WITH

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     600,000

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [_]

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      8.5%

14)      TYPE OF REPORTING PERSON
                                       CO

                                  SCHEDULE 13D

CUSIP No. 748349107                                                 Page 3 of 6
--------------------------------------------------------------------------------

1)       NAME OF REPORTING PERSONS

                                  Jerry D. Cash

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (A)  ( )
                                                                     (B)  ( )
3)       SEC USE ONLY

4)       SOURCE OF FUNDS

                                       PF

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

6)       CITIZENSHIP

                            United States of America

NUMBER OF SHARES     7)    SOLE VOTING POWER                      24,000
BENEFICIALLY         8)    SHARED VOTING POWER                   610,500
OWNED BY EACH        9)    SOLE DISPOSITIVE POWER                 24,000
REPORTING            10)   SHARED DISPOSITIVE POWER              610,500
PERSON WITH

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     634,500

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [_]

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      9.0%

14)      TYPE OF REPORTING PERSON
                                       IN

                                  SCHEDULE 13D

CUSIP No. 748349107                                                 Page 4 of 6
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

         This statement relates to common stock, par value $0.001 ("Common Stock"), of Quest Resource Corporation, with principal executive offices at 701 East Main Street, Benedict, Kansas 66714 (the "Company").

Item 2.  Identity and Background

         This statement is filed by STP, Inc., an Oklahoma corporation ("STP"), and Jerry D. Cash, an Oklahoma resident ("Jerry Cash").

         STP is in the oil and gas exploration and production industry. STP's business address is 914 N.W. 73rd, Oklahoma City, Oklahoma 73116. No director, executive officer or controlling person of STP has, during the last five years,
(a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was (i) such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) such person being found to have violated any such laws.

         Jerry Cash is the President, sole director and sole shareholder of STP. Jerry Cash's business address is 914 N.W. 73rd, Oklahoma City, Oklahoma 73116. Jerry Cash has not, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was (i) Jerry Cash being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) Jerry Cash being found to have violated any such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         STP used an existing line of credit with its bank to purchase three promissory notes, each in the face amount of $100,000.00 (dated January 19, 2002, February 14, 2002, and February 27, 2002, respectively) jointly from the Company and its subsidiary, Quest Oil & Gas Corporation (the "Subsidiary"). Each
note is convertible at any time at STP's election into 100,000 shares of Common Stock of the Company. On April 8, 2002, STP used an existing line of credit with its bank to purchase a promissory note in the face amount of $300,000.00 jointly from the Company and the Subsidiary. This note is convertible at any time at STP's election into 300,000 shares of Common Stock of the Company. Each above referenced promissory note is substantially in the same form, which form is referenced in Item 7 below. Upon conversion of the notes, STP would have voting and investment power over 600,000 shares of Common Stock.

                                  SCHEDULE 13D

CUSIP No. 748349107                                                 Page 5 of 6
--------------------------------------------------------------------------------

Item 4.  Purpose of Transaction

         The persons identified in Item 2 may, among other things, seek to change or influence the control of the Company through a merger or other transaction involving, among others, STP, or any of its subsidiaries, and the Company or any of its subsidiaries. See Item 7 below, Exhibit (c).

Item 5.  Interest in Securities of the Issuer

         STP is the beneficial owner of 600,000 shares of Common Stock of the Company pursuant to its acquisition of the convertible notes described in Item 3 above. Such shares of Common Stock represent 8.5% of the total issued and outstanding shares of Common Stock. STP has shared voting and shared dispositive power for such shares of Common Stock with Jerry Cash by virtue of Jerry Cash's status as the sole shareholder of STP.

         Jerry Cash is the beneficial owner of 634,500 shares of Common Stock of the Company representing 9.0% of the total class of securities identified pursuant to Item 1 above. Jerry Cash has sole voting power and sole dispositive power over 24,000 of such shares of Common Stock which were acquired directly by him through various open market purchases. Jerry Cash has shared voting power and shared dispositive power over 10,500 of such shares of Common Stock which were acquired directly by Sherry J. Cullpepper through various open market purchases prior to her marriage to Jerry Cash, at which time she changed her name to Sherry J. Cash. Jerry Cash has shared voting power and shared dispositive power over 600,000 of such shares of Common Stock by virtue of his status as the sole shareholder of STP. Jerry Cash expressly disclaims beneficial ownership of the shares of Common Stock acquired by his wife, Sherry J. Cash.

         The transactions in such securities that were effected during the past sixty days by STP are as follows: (a) the right to acquire 100,000 shares of Common Stock upon conversion of the promissory note dated February 14, 2002 (convertible at a rate of $1.00 per share), which was delivered to the Subsidiary at the Company's principal executive offices (described in Item 1 above), and (b) the right to acquire 100,000 shares of Common Stock upon conversion of the promissory note dated February 27, 2002 (convertible at a rate of $1.00 per share), which was delivered to the Subsidiary at the Company's principal executive offices (described in Item 1 above).

         The transactions in such securities that were effected during the past sixty days by Jerry Cash are as follows: (a) 20,000 shares of Common Stock were purchased with personal funds on March 15, 2002 on the open market at a purchase price of $1.05 per share, (b) 1,500 shares of Common Stock were purchased with personal funds on March 22, 2002 on the open market at a purchase price of $1.05 per share, and (c) 2,500 shares of Common Stock were purchased with personal funds on April 9, 2002 on the open market at a purchase price of $1.05 per share.

         No person aside from the applicable named parties has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Described in Item 3 above and Item 7 below.

                                  SCHEDULE 13D

CUSIP No. 748349107                                                 Page 6 of 6
--------------------------------------------------------------------------------

Item 7.  Material to Be Filed as Exhibits.

         See attached Exhibits:

         (a) Copy of promissory note dated April 8, 2002 referenced in Item 3 above. The other promissory notes referenced in Item 3 above are substantially similar in form to the April 8, 2002 promissory note.

         (b)      Mortgage Agreement dated April 8, 2002.

         (c)      Letter Agreement dated April 6, 2002.

         (d)      Letter Agreement dated April 8, 2002.

         (e)      Letter Agreement dated April 15, 2002.

         (f) Joint Filing Agreement among the persons identified pursuant to Item 2 relating to the filing of a joint acquisition statement as required by Rule 13d-1(k).

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement as it applies to each of us personally is true, complete and correct.

Dated: April 17, 2002

STP, INC.

By:  /s/ Jerry Cash
     ---------------------------------------
     Jerry D. Cash, President


/s/ Jerry Cash
--------------------------------------------
Jerry D. Cash

                           Exhibit (a) to Schedule 13D
                           ---------------------------

                             Form of Promissory Note

                                 PROMISSORY NOTE

$300,000.00                                                      April 8, 2002

         FOR VALUE RECEIVED, the undersigned, QUEST OIL & GAS CORPORATION, a Kansas corporation ("Quest Oil"), whose address is 701 East Main, Benedict, Kansas 66714, and QUEST RESOURCE CORPORATION, a Nevada corporation ("Quest Resource"), whose address is 701 East Main, Benedict, Kansas 66714 (Quest Oil and Quest Resource are sometimes hereinafter individually, jointly and severally, and collectively referred to as "Borrower"), promise to pay to the order of STP, INC., an Oklahoma corporation (the "Lender", which term shall include any subsequent holder hereof), whose address is 914 N.W. 73rd, Oklahoma City, Oklahoma 73116, in lawful money of the United States of America, the principal sum of THREE HUNDRED THOUSAND AND NO/100 DOLLARS ($300,000.00) (the "Principal Amount"), or such lesser principal amount as from time to time may be outstanding pursuant to the terms of this promissory note (the "Note"), together with interest from and after the date hereof on the unpaid principal balance outstanding at the rate and payable in the manner set forth below.

         1. Loan Amount and Rate. FOR VALUE RECEIVED, Borrower promises to pay to the order of Lender, the Principal Amount (or so much thereof as is outstanding from time to time, which is referred to herein as the "Outstanding Principal Balance"), with interest on the unpaid Outstanding Principal Balance from the date of disbursement of the Loan (as hereinafter defined) evidenced by this Note at the rate of ten percent (10.0%) per annum (the "Interest Rate"). Interest shall be calculated based on the daily rate which is produced assuming a three hundred sixty (360) day year multiplied by the actual number of days elapsed. The loan evidenced by this Note will sometimes hereinafter be called the "Loan".

         2. Principal and Interest Payments. The principal amount of the Loan, all unpaid interest thereon, and all other amounts owed to Lender pursuant to this Note or any other Loan Document (as hereinafter defined) or otherwise in connection with the Loan or the security for the Loan shall be due and payable on June 30, 2002 (the "Maturity Date").

         3. Security for Note. Borrower acknowledges and agrees that Borrower has obtained and will in the future obtain leases of oil and gas properties located in Anderson, Neosho, Wilson and Woodson Counties, Kansas (which have not been committed to those notes dated January 19, 2002, February 14, 2002 and February 27, 2002 between Lender and Borrower), (the "Leases"). Borrower acknowledges and agrees that Borrower owns working interests in several wells in Neosho County, Kansas, which are further identified in the notes listed in the previous sentence (the "Wells"). Borrower acknowledges and agrees that any new wells drilled and or pipeline segments built with funds obtained from this Note shall be individually itemized and added as additional security for this Note (the "Additional Security"). Borrower acknowledges and agrees that in consideration of the Loan, Borrower shall, upon request by the Lender, promptly record the Leases and execute and deliver to the Lender one or more Mortgages, Assignments of Production and Security Agreements, each substantially in the form set forth in Exhibit "A" attached hereto (hereinafter individually and collectively, the "Security Instrument"). The Security Instrument shall encumber certain property and other assets owned or hereafter acquired by the Borrower (collectively, the "Property"), including, without limitation, the Leases, the Wells, the Additional Security, all personal property located on the Leases or affixed thereto, and all hydrocarbons produced from the Leases and all proceeds from the sale of such production. Borrower further agrees that it shall not assign, sell, convey, hypothecate, mortgage or otherwise transfer any interest in any such Leases, the Wells or the Additional Security at any time that any portion of the Debt (hereinafter defined) remains outstanding under this Note. This Note, the Security Instrument, and all other documents and instruments evidencing and/or securing this Note, whether now or hereafter executed by Borrower or others in connection with or related to the Loan, including any security agreements, financing statements, guaranties and indemnity agreements (including environmental indemnity agreements), together with all amendments, modifications, substitutions or replacements thereof, are sometimes herein collectively referred to as the "Loan Documents" or individually as a "Loan Document". All amounts that are now or in the future become due and payable under this Note, the Security Instrument, or any other Loan Document, including all applicable expenses, costs, charges, and fees will be referred to herein as the "Debt." The remedies of Lender as provided in this Note, any other Loan Document, or under applicable law shall be cumulative and concurrent, may be pursued singularly, successively, or together at the sole discretion of Lender, and may be exercised as often as an occasion shall occur. The failure to exercise any right or remedy shall not be construed as a waiver or release of the right or remedy respecting the same or any subsequent default.

         4. Payments. All amounts payable hereunder shall be payable in lawful money of the United States of America to Lender at Lender's address or such other place as the holder hereof may designate in writing. Each payment made hereunder shall be made in immediately available funds. If any payment of principal or interest on this Note is due on a day other than a Business Day (as hereinafter defined), such payment shall be made on the next succeeding Business Day, and such extension of time shall be included in computing interest in connection with such payment. Any payment on this Note received after 2:00 o'clock p.m. (applicable current time in Oklahoma City, Oklahoma) shall be deemed to have been made on the next succeeding Business Day. All amounts due under this Note shall be payable without set off, counterclaim, or any other deduction whatsoever. All payments from Borrower to Lender following the occurrence of an Event of Default shall be applied in such order and manner as Lender elects in its sole discretion in reduction of costs, expenses, charges, disbursements and fees payable by Borrower hereunder or under any other Loan Document, in reduction of interest due on unpaid principal, or in reduction of principal. Lender may, without notice to Borrower or any other person, accept one or more partial payments of any sums due or past due hereunder from time to time while an uncured Event of Default exists hereunder, after Lender accelerates the indebtedness evidenced hereby, and/or after Lender commences enforcement of its remedies under any Loan Document or applicable law, without thereby waiving any Event of Default, rescinding any acceleration, or waiving, delaying, or forbearing in the pursuit of any remedies under the Loan Documents. Lender may endorse and deposit any check or other instrument tendered in connection with such a partial payment without thereby giving effect to or being bound by any language purporting to make acceptance of such instrument an accord and satisfaction of the indebtedness evidenced hereby. As used herein, the term "Business Day" shall mean a day upon which commercial banks are not authorized or required by law to close in Oklahoma City, Oklahoma.

         5. Late Charge. If any sum payable under this Note or any other Loan Document is not received by Lender by close of business on the fifth (5th) day after the date on which it was due, Borrower shall pay to Lender an amount (the "Late Charge") equal to the lesser of (a) five percent (5%) of the full amount of such sum or (b) the maximum amount permitted by applicable law in order to help defray the expenses incurred by Lender in handling and processing such delinquent payment and to compensate Lender for the loss of the use of such delinquent payment. Any such Late Charge shall be secured by the Security Instrument and other Loan Documents. The collection of any Late Charge shall be in addition to, and shall not constitute a waiver of or limitation of, a default or Event of Default hereunder or a waiver of or limitation of any other rights or remedies that Lender may be entitled to under any Loan Document or applicable law.

         6. Default Rate. Upon the occurrence of an Event of Default (including the failure of Borrower to make full payment on the Maturity Date), Lender shall be entitled to receive and Borrower shall pay interest on the Outstanding Principal Balance at the rate of five percent (5%) per annum above the Interest Rate ("Default Rate") but in no event greater than the maximum rate permitted by applicable law. Interest shall accrue and be payable at the Default Rate from the occurrence of an Event of Default until all Events of Default have been fully cured. Such accrued interest shall be added to the Outstanding Principal Balance, and interest shall accrue thereon at the Default Rate until fully paid. Such accrued interest shall be secured by the Security Instrument and other Loan Documents. Borrower agrees that Lender's right to collect interest at the Default Rate is given for the purpose of compensating Lender at reasonable amounts for Lender's added costs and expenses that occur as a result of Borrower's default and that are difficult to predict in amount, such as increased general overhead, concentration of management resources on problem loans, and increased cost of funds. Lender and Borrower agree that Lender's collection of interest at the Default Rate is not a fine or penalty, but is intended to be and shall be deemed to be reasonable compensation to Lender for increased costs and expenses that Lender will incur if there occurs an Event of Default hereunder. Collection of interest at the Default Rate shall not be construed as an agreement or privilege to extend the Maturity Date or to limit or impair any rights and remedies of Lender under any Loan Documents. If judgment is entered on this Note, interest shall continue to accrue post-judgment at the greater of (a) the Default Rate or (b) the applicable statutory judgment rate.

         7. Enforcement and Defense Expenses. Borrower shall pay on demand, in addition to the principal and interest due hereunder, all expenses of protecting the security for this Note and all expenses incurred or paid by Lender in connection with or relating to the Loan Documents and the enforcement thereof, including costs and expenses incurred or paid in protecting Lender or its interest in the Property (including attorney's fees and litigation expenses related to or arising out of any lawsuit or proceeding brought by or against Lender in any court or other forum, including actions or proceedings brought by or on behalf of Borrower's bankruptcy estate or any guarantor or indemnitor) or in connection with the collection of any amounts payable hereunder or in enforcing Lender's rights under the Security Instrument and the other Loan Documents with respect to the Property, whether or not any legal proceeding is commenced hereunder or thereunder and whether or not any default or Event of Default shall have occurred and is continuing, together with interest thereon at the Default Rate from the date paid or incurred by Lender until such expenses are paid by Borrower. Such costs and expenses shall include costs for title insurance searches and endorsements, retention of collection agents, court costs and litigation expenses in connection with any proceedings of any nature, including appellate and bankruptcy proceedings, and all reasonable attorneys' fees and expenses, whether incurred as part of or separately from any formal legal proceedings.

         8. Maximum Rate Permitted by Law. All agreements in this Note and all other Loan Documents are expressly limited so that in no contingency or event whatsoever, whether by reason of acceleration of maturity of the indebtedness evidenced hereby or otherwise, shall the amount agreed to be paid hereunder for the use, forbearance, or detention of money exceed the highest lawful rate permitted under applicable usury laws. If, from any circumstance whatsoever, fulfillment of any provision of this Note or any other Loan Document at the time performance of such provision shall be due shall involve exceeding any usury limit prescribed by law that a court of competent jurisdiction may deem applicable hereto, then, ipso facto, the obligations to be fulfilled shall be reduced to allow compliance with such limit, and if, from any circumstance whatsoever, Lender shall ever receive as interest an amount that would exceed the highest lawful rate, the receipt of such excess shall be deemed a mistake and shall be canceled automatically or, if theretofore paid, such excess shall be credited against the principal amount of the indebtedness evidenced hereby to which the same may lawfully be credited, and any portion of such excess not capable of being so credited shall be refunded immediately to Borrower.

         9. Events of Default; Acceleration of Amount Due. Lender may in its sole discretion, without notice to Borrower, declare the entire Debt, including the Outstanding Principal Balance of the Loan, all accrued interest, and all costs, expenses, charges and fees payable under any Loan Document immediately due and payable, and Lender shall have all remedies available to it at law or equity for collection of the amounts due, if any of the following (the "Events of Default") occurs:

                  (a) Borrower fails to make full payment of the Debt or any other amount payable under this Note, the Security Instrument or any other Loan Document, when due, whether on the Maturity Date, upon acceleration or otherwise; or

                  (b) Borrower fails to make full and punctual payment of any Late Charges, costs and expenses due hereunder, or any other sum of money required to be paid to Lender under this Note, the Security Instrument or under any other Loan Document (other than any payment described in subclause (a) immediately above), which failure is not cured on or before the fifth (5th) day after Lender's written notice to Borrower that such payment is required; or

                  (c) an Event of Default occurs under the Security Instrument or any other Loan Document.

         10. Time of Essence. Time is of the essence with regard to each provision contained in this Note.

         11. Transfer and Assignment. This Note may be freely transferred and assigned by Lender.

         12. Authority of Persons Executing Note. Borrower warrants and represents that the persons or officers who are executing this Note and the other Loan Documents on behalf of Borrower have full right, power and authority to do so, and that this Note and the other Loan Documents constitute valid and binding documents, enforceable against Borrower in accordance with their terms, and that no other person, entity, or party is required to sign, approve, or consent to, this Note.

         13. Severability. The terms of this Note are severable, and should any provision be declared by a court of competent jurisdiction to be invalid or unenforceable, the remaining provisions shall, at the option of Lender, remain in full force and effect and shall in no way be impaired.

         14. Borrower's Waivers. Borrower and all others liable hereon hereby waive presentation for payment, demand, notice of dishonor, protest, and notice of protest, notice of intent to accelerate, and notice of acceleration, stay of execution and all other suretyship defenses to payment generally. No release of any security held for the payment of this Note, or extension of any time periods for any payments due hereunder, or release of collateral that may be granted by Lender from time to time, and no alteration, amendment or waiver of any provision of this Note or of any of the other Loan Documents, shall modify, waive, extend, change, discharge, terminate or affect the liability of the Borrower and any others that may at any time be liable for the payment of this Note or the performance of any covenants contained in any of the Loan Documents.

         15. Governing Law. This Note shall be governed and construed generally according to the laws of the State of Kansas without regard to the conflicts of law provisions thereof.

         16. Jurisdiction and Venue. BORROWER HEREBY CONSENTS TO PERSONAL JURISDICTION IN THE STATE OF KANSAS. VENUE OF ANY ACTION BROUGHT TO ENFORCE THIS NOTE OR ANY OTHER LOAN DOCUMENT OR ANY ACTION RELATING TO THE LOAN OR THE DEBT OR THE RELATIONSHIPS CREATED BY OR UNDER THE LOAN DOCUMENTS ("ACTION") SHALL, AT THE ELECTION OF LENDER, BE IN (AND IF ANY ACTION IS ORIGINALLY BROUGHT IN ANOTHER VENUE, THE ACTION SHALL AT THE ELECTION OF LENDER BE TRANSFERRED TO) A STATE OR FEDERAL COURT OF APPROPRIATE JURISDICTION LOCATED IN THE STATE OF KANSAS. BORROWER HEREBY CONSENTS AND SUBMITS TO THE PERSONAL JURISDICTION OF THE STATE COURTS OF THE STATE OF KANSAS AND OF FEDERAL COURTS LOCATED IN KANSAS IN CONNECTION

WITH ANY ACTION AND HEREBY WAIVES ANY AND ALL PERSONAL RIGHTS UNDER THE LAWS OF ANY OTHER STATE TO OBJECT TO JURISDICTION WITHIN SUCH STATE FOR PURPOSES OF ANY ACTION. Borrower hereby waives and agrees not to assert, as a defense to any Action or a motion to transfer venue of any Action, (i) any claim that it is not subject to such jurisdiction, (ii) any claim that any Action may not be brought against it or is not maintainable in those courts or that this Note or any of the other Loan Documents may not be enforced in or by those courts, or that it is exempt or immune from execution, (iii) that the Action is brought in an inconvenient forum, or (iv) that the venue for the Action is in any way improper.

         17. Notices. Any notice required or permitted to be given hereunder must be in writing and given (a) by depositing same in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested; (b) by delivering the same in person to such party; (c) by transmitting a facsimile copy to the correct facsimile phone number of the intended recipient (with a second copy sent by registered or certified regular mail); or (d) by depositing the same into the custody of a nationally recognized overnight delivery service addressed to the party to be notified. In the event of mailing, notices shall be deemed effective three (3) days after posting; in the event of overnight delivery, notices shall be deemed effective on the next Business Day following deposit with the delivery service; in the event of personal service or facsimile transmissions, notices shall be deemed effective when delivered. For purposes of notice, the addresses of the parties shall be as set forth in the first paragraph of this Note. From time to time either party may designate another address than the address set forth for all purposes of this Note by giving the other party no less than ten (10) days advance notice of such change of address in accordance with the notice provisions hereof.

         18. Avoidance of Debt Payments. To the extent that any payment to Lender and/or any payment or proceeds of any collateral received by Lender in reduction of the Debt is subsequently invalidated, declared to be fraudulent or preferential, set aside and/or required to be repaid to a trustee, to Borrower (or Borrower's successor) as a debtor in possession, or to a receiver or any other party under any bankruptcy law, state or federal law, common law or equitable cause, then the portion of the Debt intended to have been satisfied by such payment or proceeds shall remain due and payable hereunder, be evidenced by this Note, and shall continue in full force and effect as if such payment or proceeds had never been received by Lender whether or not this Note has been marked "paid" or otherwise cancelled or satisfied and/or has been delivered to Borrower, and in such event Borrower shall be immediately obligated to return the original Note to Lender and any marking of "paid" or other similar marking shall be of no force and effect.

         19. Optional Conversion. Lender shall have the right, at its option, to convert each dollar of the Debt into shares of common stock of Quest Resource at any time and from time to time on the following terms and conditions:

                  (a) Each dollar of the Debt shall be converted at the option of the holder thereof, without the payment of additional consideration, into such number of fully paid and nonassessable shares of common stock as is determined by multiplying the dollars of the Debt to be converted by the Conversion Rate (as defined below) in effect at the time of such conversion. For the purposes hereof, the "Conversion Rate" shall initially be 100% and shall be subject to adjustment as provided in subparagraph 19(c).

                  (b) In order for the Lender to convert dollars of the Debt into common stock, it shall give written notice to Quest Resource that it elects to convert all or part of the Debt and shall state in writing therein the name or names in which it wishes the certificate or certificates for the common stock to be issued. Quest Resource shall, as soon as practicable thereafter, issue and deliver to the Lender, or to his nominee or nominees, certificates for the full number of shares of common stock to which it shall be entitled as aforesaid. No fractional shares shall be issued in connection with such conversion. If the conversion of the Debt results in a fraction, an amount of money equal to such fraction multiplied by the value of one share of common stock for the purpose of such conversion shall be paid to the Lender or to its nominee or nominees otherwise entitled to such fraction. The Debt shall be deemed to have been converted as of the date of the notice provided above (the "Conversion Date"), and the person or persons entitled to receive the common stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such common stock on such Conversion Date.

                  (c) The Conversion Rate shall be subject to adjustment as follows:

                           (1) In case Quest Resource shall (i) pay a dividend
                  or make a distribution on its common stock in shares of common stock of Quest Resource, (ii) subdivide or split its outstanding common stock, or (iii) combine the outstanding common stock into a smaller number of shares, the Conversion Rate following the effective date of such event shall be equal to the product of the Conversion Rate in effect immediately prior to such adjustment multiplied by a fraction, the numerator of which is the number of shares of common stock outstanding immediately after such event and the denominator of which is the number of shares of common stock outstanding immediately prior to such event;

                           (2) If the common stock issuable upon the conversion
                  of the Debt shall be changed into the same or a different number of shares of any class or classes of stock, whether by capital reorganization, reclassification, or otherwise (other than a subdivision or combination of shares of stock dividend provided for above, or a reorganization, merger consolidation, or sale of assets provided for below), then and in each such event the Lender shall have the right thereafter to convert such share into the kind and amount of shares of stock and other securities and property that the Lender would have received had the Debt been converted into common stock immediately prior to such event, all subject to further adjustment as provided herein.

                  (d) Quest Resource shall not, by amendment of its Articles of Incorporation or Bylaws or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue, or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any term of this Note, but shall at all times in good faith assist in the carrying out of all such terms and in the taking of all such action that is necessary or appropriate in order to protect the rights of the Lender against dilution or other impairment of the value of the common stock. Before taking any action which would cause an adjustment to the Conversion Rate or a reduction of the value of the common stock issuable upon conversion of the Debt, Quest Resource shall deliver to the Lender prior written notice and shall take any corporate action which may, in the opinion of its counsel, be necessary to enable Quest Resource to validly and legally issue fully paid and nonassessable shares of such common stock at such adjusted Conversion Rate or value. Whenever the Conversion Rate is adjusted as herein provided, Quest Resource shall prepare and deliver to Lender a certificate setting forth such adjustment and showing in detail the facts upon which such adjustment is based.

                  (e) The adjustments herein provided for shall become effective immediately following the record date for any event for which a record date is designated and on the effective date for any other event.

                  (f) So long as the Debt remains outstanding, Quest Resource shall reserve from the authorized and unissued shares of its common stock a sufficient number of shares to provide for such conversion.

         20. Miscellaneous. Neither this Note nor any of the terms hereof, including but not limited to the provisions of this Section, may be terminated, amended, supplemented, waived or modified orally, but only by an instrument in writing executed by the party against which enforcement of the termination, amendment, supplement, waiver or modification is sought, and the parties hereby:
(a) expressly agree
that it shall not be reasonable for any of them to rely on any alleged, non-written amendment to this Note; (b) irrevocably waive any and all right to enforce any alleged, non-written amendment to this Note; and (c) expressly agree that it shall be beyond the scope of authority (apparent or otherwise) for any of their respective agents to agree to any non-written modification of this Note. If Borrower consists of more than one person or entity, then the obligations and liabilities of each person or entity shall be joint and several. As used in this Note, (i) the terms "include," "including" and similar terms shall be construed as if followed by the phrase "without being limited to," (ii) words of masculine, feminine, or neuter gender shall mean and include the correlative words of the other genders, and words importing the singular number shall mean and include the plural number, and vice versa, (iii) all captions to the Sections hereof are used for convenience and reference only and in no way define, limit or describe the scope or intent of, or in any way affect, this Note, (iv) no inference in favor of, or against, Lender or Borrower shall be drawn from the fact that such party has drafted any portion hereof or any other Loan Document, and (v) the words "Lender" and "Borrower" shall include their respective successors, assigns, heirs, personal representatives, executors and administrators. In the event of a conflict between or among the terms, covenants, conditions or provisions of the Loan Documents, the term(s), covenant(s), condition(s) and/or provision(s) that Lender may elect to enforce from time to time so as to enlarge the interest of Lender in its security, afford Lender the maximum financial benefits or security for the Debt, and/or provide Lender the maximum assurance of payment of the Debt in full shall control. BORROWER ACKNOWLEDGES AND AGREES THAT IT HAS BEEN PROVIDED WITH SUFFICIENT AND NECESSARY TIME AND OPPORTUNITY TO REVIEW THE TERMS OF THIS NOTE, THE SECURITY INSTRUMENT, AND EACH OF THE LOAN DOCUMENTS, WITH ANY AND ALL COUNSEL IT DEEMS APPROPRIATE, AND THAT NO INFERENCE IN FAVOR OF, OR AGAINST, LENDER OR BORROWER SHALL BE DRAWN FROM THE FACT THAT EITHER SUCH PARTY HAS DRAFTED ANY PORTION HEREOF, OR THE SECURITY INSTRUMENT, OR ANY OF THE LOAN DOCUMENTS.

         Intending to be fully bound, Borrower has executed this Note effective as of the day and year first above written.

Borrower:                             QUEST OIL & GAS CORPORATION

                                      By:      /s/ Douglas L. Lamb
                                               --------------------------------
                                      Name:    Douglas L. Lamb
                                               --------------------------------
                                      Title:   President
                                               --------------------------------


                                      RESOURCE CORPORATION

                                      By:      /s/ Douglas L. Lamb
                                               --------------------------------
                                      Name:    Douglas L. Lamb
                                               --------------------------------
                                      Title:   President
                                               --------------------------------

                                    EXHIBIT A
                                    ---------

            Mortgage, Assignment of Production and Security Agreement

                           Exhibit (b) to Schedule 13D
                           ---------------------------

                     Mortgage Agreement dated April 8, 2002

STATE OF KANSAS

COUNTY OF ________________


            MORTGAGE, ASSIGNMENT OF PRODUCTION AND SECURITY AGREEMENT
            ---------------------------------------------------------

         THIS MORTGAGE, ASSIGNMENT OF PRODUCTION AND SECURITY AGREEMENT is made and entered into as of the 8th day of April , 2002 (the "Effective Date") by and among Quest Oil & Gas Corporation, a Kansas corporation ("Quest Oil"), whose address is 701 East Main, Benedict, Kansas 66714, Quest Resource Corporation, a Nevada corporation ("Quest Resource"), whose address is 701 East Main, Benedict, Kansas 66714 (Quest Oil and Quest Resources are hereinafter referred to individually, jointly and severally, and collectively as "Mortgagor"), and STP, Inc., an Oklahoma corporation (the "Mortgagee" or "Lender"), whose address is 914 N.W. 73rd, Oklahoma City, Oklahoma 73116.

                                   WITNESSETH:

         To secure the payment of the indebtedness hereinafter described and the performance of the covenants and obligations contained herein and in a certain Note hereinafter described executed by Mortgagor in favor of Lender, (this Mortgage, Assignment of Production and Security Agreement, and such Note being hereinafter referred to collectively as the "Loan Documents"), and in consideration of the sum of Ten Dollars ($10.00) and other valuable consideration in hand paid by Lender to the Mortgagor and in consideration of the debts hereinafter mentioned, the receipt and sufficiency of all of which are hereby acknowledged, the Mortgagor by these presents does hereby BARGAIN, GRANT, SELL, ALIEN, ASSIGN, MORTGAGE, TRANSFER AND CONVEY unto Lender, its successors and assigns, the following described real and personal property, rights, titles, interests and estates (hereinafter collectively called the "Mortgaged Properties") situated in Anderson, Neosho, Wilson and Woodson Counties, Kansas, to-wit:

         1. The real property, oil and gas wells, oil and gas leases, oil and gas units and unitization agreements and all other property, whether real, personal or mixed, described in Exhibit A attached hereto and made a part hereof, together with the undivided interests of the Mortgagors in all oil and gas leases, mineral, royalty, overriding royalty and other interests of any kind or character pertaining or relating to any of the same.

         2. All rights, titles, interests and estates now owned or hereafter acquired by the Mortgagor in and to (a) the properties now or hereafter pooled or unitized with any of the properties described in or covered by this Mortgage;
(b) all presently existing or future unitization, communication and pooling agreements and the units created thereby (including, without limitation, all units formed under orders, regulations, rules or other official acts of any federal, state or other governmental body or agency having jurisdiction) which are described or referred to in this Mortgage or which embrace or relate to any of the properties, rights and interests described or referred to in this Mortgage or to the production of oil, gas, methane gas, casinghead gas, drip gasoline, natural gasoline, condensate and all other liquid and gaseous hydrocarbons (hereinafter collectively called "Hydrocarbons") and any other minerals from said properties; (c) all operating agreements, contracts and other agreements described or referred to in this Mortgage or which relate to any of the properties or interests described or referred to herein or to the production, sale, purchase, exchange or processing of Hydrocarbons or other minerals from or attributable to such properties or interests; and (d) the properties described in or covered by this Mortgage even though the Mortgagor's interests in said properties be incorrectly described in, or a description of a part or all of such interest be omitted from, this Mortgage.

         3. All the tenements, hereditaments, appurtenances and properties in anywise appertaining, belonging, affixed or incidental to the properties, rights, titles, interests and estates described or referred to in subparagraphs 1 and 2 above, which are now owned or which may hereafter be acquired by the Mortgagor, including without limitation, any and all property, real or personal, now owned or hereafter acquired and situated upon, and used, held for use, or useful in connection with the operating, working or developing of any of such properties, (excluding drilling rights, trucks, automotive equipment or other personal property taken to the premises for the purpose of drilling a well or for other similar temporary uses) and including any and all petroleum and/or natural gas wells, buildings, structures, field separators and liquid extractors, plant compressors, pumps, pumping units, field gathering systems, tanks and tank batteries, fixtures, valves, fittings, machinery and parts, engines, boilers, meters, apparatus, equipment, appliances, tools, implements, cables, wires, towers, casing, tubing and rods, surface leases, rights of way, easements and servitudes, and all additions, substitutes, replacements for accessions and attachments to any and all of the foregoing properties.

         4. Any property that may from time to time hereafter, by delivery or by writing of any kind, be subjected to the lien hereof by the Mortgagor, or by anyone in behalf of the Mortgagor.

         5. All rights, titles and interests now owned or hereafter acquired by the Mortgagor in and to all Hydrocarbons and other minerals in or under, and that may be extracted or produced from, the properties described in or covered by this Mortgage and/or accruing or attributable to such properties, including oil in tanks; and all the rents, issues, profits, proceeds, products, revenues and other income of the properties, rights and interests subjected or required to be subjected to the lien of this Mortgage.

         6. All the rights, titles and interests of every nature whatsoever now owned or hereafter acquired by the Mortgagor in and to such properties, rights, titles, interests and estates as the same shall be enlarged by the discharge of any payments out of production or by the removal of any charges or encumbrances to which any of said properties, rights, titles, interests or estates are subject, or otherwise; any and all renewals and extensions of any of said properties, rights, titles, interests or estates; all contracts and agreements supplemental to or amendatory of or in substitution for the contracts and agreements described or mentioned above; and any and all additional interests of any kind hereafter acquired by the Mortgagor in and to said properties, rights, titles, interest or estates.

         7. All rights, titles and interests of the Mortgagor in and to all proceeds from any insurance on the above-described properties, or any part thereof.

         TO HAVE AND TO HOLD the Mortgaged Properties unto Lender and its successors and assigns forever, to secure the payment of the Indebtedness (hereinafter defined) and to secure the performance of the covenants, agreements and obligations of Mortgagor contained herein and in the Loan Agreement, as amended, and the other Loan Documents.

                                       I.

         This Mortgage is executed and delivered by the Mortgagor to secure and enforce the indebtedness described below:

                  (a) The indebtedness evidenced by the following described promissory note in the aggregate principal amount of $300,000 executed by Mortgagor as of April 8, 2002, in favor of Lender pursuant to the Loan Documents, as may be amended (the "Note"), together with all future advancements under the Note, all interest on the Note, all collection costs and attorneys' fees provided for in the Loan Documents, as may be amended, with respect to the Note and all renewals, replacements, rearrangements, extensions, amendments, and modifications of the Note, or any part thereof.

                  (b) All other obligations of the Mortgagor, the Borrowers or any of them, under the Loan Documents, as may be amended.

                  (c) Any sums which may be advanced or paid by Lender hereunder on account of the failure of the Mortgagor, the Borrowers, or any of them, to comply with all of the covenants of the Mortgagor set forth herein; and all other indebtedness of the Mortgagor, arising pursuant to the provisions of this Mortgage or any other Loan Document.

         The term "Indebtedness" as used herein shall mean and include the indebtedness evidenced by the Note and all other indebtedness, obligations and liabilities described, referred to or mentioned in subparagraphs (a) to (c), inclusive, of this Section I. Without limiting the generality of the foregoing, it is the explicit intention of the parties to include in the term "Indebtedness" as used in the indebtedness evidenced by the Note and all other indebtedness, obligations and liabilities described referred to or mentioned in subparagraphs (a) to (c) inclusive, of this Section I.

                                       II.

The Mortgagor hereby represents, warrants and covenants as follows:

                  (a) The Mortgagor has full power and lawful authority to bargain, grant, sell, mortgage, alien, assign, transfer and convey all the Mortgaged Properties in the manner and form aforesaid.

                  (b) The Mortgagor will warrant and defend the title to the Mortgaged Properties against the claims and demands of all other persons whomsoever and will maintain and preserve the lien and security interest created hereby so long as any of the Indebtedness secured hereby remains unpaid.

                  (c) This Mortgage is, and always will be kept, a direct first lien and security interest upon the Mortgaged Properties subject only to the matters specified herein, and the Mortgagor will not create or suffer to be created or permit to exist, without the consent of Lender, any lien or charge prior or junior to or on a parity with this Mortgage upon the Mortgaged Properties or any part thereof or upon the rents, issues, revenues, profits or other income therefrom, and the Mortgagor will from time to time pay or cause to be paid as they become due and payable all taxes, assessments and governmental charges lawfully levied or assessed upon the Mortgaged Properties or any part thereof, or upon or arising from any of the rents, issues, revenues, profits and other income from the Mortgaged Properties, or incident to or in connection with the production of Hydrocarbons or other minerals therefrom, or the operation and development thereof.

                  (d) The Mortgagor will at its own expense do or cause to done all things necessary to preserve and keep in full repair, working order and efficiency all the Mortgaged Properties, including, without limiting the generality of the foregoing, all equipment, machinery and facilities and from time to time will make all needful and proper repairs, renewals and replacements so that at all times the state and condition of the Mortgaged Properties shall be fully preserved and maintained.

                  (e) The Mortgagor will promptly pay and discharge all rentals, delay rentals, royalties and indebtedness accruing under, and perform or cause to be performed each and every act, matter or thing required by, each and all of the assignments, deeds, leases, subleases, contracts and agreements described or referred to herein or affecting the Mortgagor's interests in the Mortgaged Properties, and will do all other things necessary to keep unimpaired the Mortgagor's rights with respect thereto and prevent any forfeiture thereof or default thereunder. The Mortgagor will operate the Mortgaged Properties, or will cause the Mortgaged Properties to be operated, in a careful and efficient manner in accordance with the best practices of the industry and in compliance with all applicable laws, rules and regulations of every agency and authority from time to time constituted to regulate the development and operation of the Mortgaged Properties and the production and sale of Hydrocarbons and other minerals therefrom. The Mortgagor will do or cause to be done such development work as may be reasonably necessary to the prudent and economical operation of the Mortgaged Properties in accordance with the most approved practices of operators in the industry, including all to be done that may be appropriate to protect from diminution the productive capacity of the Mortgaged Properties and each producing well thereon including, without limitation, cleaning out and reconditioning each well from time to time, plugging and completing at a different level each such well, drilling a substitute well to conform to changed spacing regulations, and to protect the Mortgaged Properties against drainage whenever and as often as is necessary.

                  (f) The Mortgagor will keep adequately insured by insurers of recognized responsibility, all of the Mortgaged Properties of an insurable nature and of a character usually insured by persons engaged in the same or a similar business, against all risks customarily insured against by such persons. The Mortgagor will maintain liability insurance against claims for personal injury or death or property damage suffered by members of the public or others in or about the Mortgaged Properties or occurring by reason of the Mortgagor's ownership, maintenance, use or operation of any plants, shops, machinery, automobiles, trucks or other vehicles, or other facilities on or in connection with the Mortgaged Properties; and maintain all such worker's compensation or similar insurance as may be required under the laws of any jurisdiction in which any of the Mortgaged Properties may be situated. All such liability and worker's compensation insurance shall be maintained in such amounts as is usually carried by persons engaged in the same or a similar business and shall be effected under a valid and enforceable policy or policies issued by insurers of recognized responsibility. All of such insurance, including the character, coverage amount and insurers, shall be deemed satisfactory to Lender unless Lender objects to the same in writing within 10 days of its receipt of notice of the character, coverage amount, or insurer for any such insurance coverage. If requested by Lender, the loss payable clauses, if any, or similar provisions in said policy or policies shall be endorsed in favor of and made payable to Lender as its interests may appear, pursuant to a standard mortgage endorsement. Lender shall have the right to collect, and the Mortgagor hereby assigns to Lender for its benefit, all monies that may become payable under any such policies of insurance by reason of damage, loss or destruction of any of the Mortgaged Properties, and Lender may apply all or any part of the sums so collected, at its election, toward payment of the Indebtedness, whether or not such Indebtedness is then due and payable, in such manner as Lender may elect, or may be used, at the Lender's election, to repair, restore or rebuild all or any portion of the Mortgaged Properties so damaged, lost or destroyed.

                  (g) The Mortgagor will permit Lender and its agents and employees to visit and inspect any of the Mortgaged Properties, to go upon the derrick floor of any well at any time drilled or being drilled thereon, to examine the books of account of the Mortgagor and to discuss the affairs, finances or accounts of the Mortgagor, and to be advised as to the same by any officer, partner or employee of the Mortgagor, all at such reasonable business times or intervals as Lender may desire.

                  (h) The Mortgagor agrees to furnish Lender within sixty (60) days after then end of each calendar month a report showing for such calendar month the gross proceeds of the sale of Hydrocarbons and other minerals from the Mortgaged Properties, the quantities so sold, the taxes deducted from or paid out of such proceeds, the number of wells operated, drilled and abandoned and such other information as Lender may reasonably request.

                  (i) The Mortgagor will execute and deliver such further instruments and do such further acts as may be necessary or desirable or as may be requested by Lender to carry out more effectively the purposes of this Mortgage and to subject to the lien and security interest created hereby any properties, rights and interests covered or intended to be covered hereby.

                  (j) Mortgagor is a corporation duly organized, validly existing and in good standing in the State of Kansas; and Mortgagor will maintain its existence and will maintain and procure all necessary franchises and permits to the end that the Mortgagor shall be and continue in good standing with full power and authority to own and operate the Mortgaged Properties as contemplated herein until this Mortgage shall have been fully satisfied.

                  (k) The Mortgagor, has the power to make and perform this Mortgage, and the execution and performance of this Mortgage have been duly authorized by all necessary limited liability company action, and the Mortgagor's execution hereof does not violate any provisions of the organizational documents of the Mortgagor, nor does it result in any breach or default under any agreement or instrument affecting any of the Mortgagor or its properties.

                  (l) If any tax, including any mortgage recording tax or registration, is levied or assessed against the Indebtedness or any part thereof, or against this Mortgage, or against Lender with respect to said Indebtedness or any part thereof or this Mortgage, or if any such tax, is required to be paid in any state in connection with the execution, delivery, filing or recording of this Mortgage or any related financing statement or the execution and delivery of the Note, the Mortgagor shall promptly pay the same.

                  (m) The Mortgagor's chief place of business and chief executive office is located at the address set forth below the Mortgagor's name on the first page of this Mortgage; the Mortgagor's records concerning accounts and contract rights arising from or included in the Mortgaged Properties are kept at said address; said address is located in Wilson County, Kansas; and the Mortgagor will immediately notify Lender in writing of any changes in any of the above addresses.

                  (n) The proceeds of the Indebtedness secured by this Mortgage are to be used for business or commercial purposes.

                                      III.

     1. If any of the following (herein called "Events of Default") shall occur:

                  (a) any representation or warranty made herein or in the Loan Documents, as may be amended, shall prove to be false or misleading in any material respect or shall omit to state a material fact necessary in order to make any such representation or warranty, in light of the circumstances under which it was made, not false or misleading; or

                  (b) any report, certificate, financial statement or other instrument furnished in connection with this Mortgage, or the borrowings hereunder or the other Loan Documents made by Mortgagor shall prove to be false or misleading in any material respect or shall omit to state a material fact necessary in order to make any such report, certificate, financial statement or other instrument, in light of the circumstances under which it was furnished, not false or misleading; or

                  (c) default shall be made in the payment of all or any part of the principal and interest on any or all of the Indebtedness, as and when due and payable; or

                  (d) default shall be made in the due observance or performance of any covenant, condition or agreement on the part of the Mortgagor, to be observed or performed pursuant to the terms of this Mortgage; or

                  (e) default shall be made with respect to any indebtedness (other than the Indebtedness) of the Mortgagor, (including any non-recourse indebtedness) when due or the performance of any other obligation incurred in connection with any indebtedness (including any non-recourse indebtedness) for borrowed money of the Mortgagor if the effect of such default is to accelerate the maturity of such indebtedness to become due prior to its stated maturity, or any such indebtedness shall not be paid when due; or

                  (f) Mortgagor shall (i) apply for or consent to the appointment of a receiver, trustee or liquidator or other custodian of itself or any of its properties or assets, (ii) fail, or admit in writing its inability, to pay its debts generally as they become due,
         (iii) make a general assignment for the benefit of creditors, (iv) be adjudicated a bankrupt or insolvent or suffer or permit an order for relief to be entered against it in any proceeding under the federal Bankruptcy Code, or (v) file a voluntary petition in bankruptcy, reorganization, insolvency, readjustment of debt, dissolution or liquidation law or statute, or an answer admitting the material allegations of a petition filed against it in any proceeding under any such law, or if corporate or partnership action shall be taken by Mortgagor for the purpose of effecting any of the foregoing; or

                  (g) a petition shall be filed seeking the bankruptcy, liquidation or reorganization of Mortgagor of all or a substantial part of any of its properties or assets or the appointment of a receiver, trustee, liquidator or other custodian of Mortgagor, or of all or a substantial part of any of their respective properties or assets, and such petition shall not be dismissed, stayed or an interlocutory appeal made within 60 days; or

                  (h) final judgment or judgments for the payment of money in excess of an aggregate of $10,000.00 as to all such judgments shall be rendered against Mortgagor and the same shall remain undischarged for a period of 30 days during which execution shall not be effectively stayed; or

                  (i) Mortgagor, shall fail to perform any of their respective obligations under any of the Loan Documents, or the Note.

then Lender may at its option (in addition to any other remedy it has under applicable law or under this Mortgage or under the Note or the other Loan Documents, or any other instrument executed in connection with or securing the Indebtedness, or any part thereof) declare the entire unpaid principal and the interest accrued on the Note and all other of the Indebtedness, in whole or part, to be immediately due and payable, and upon such declaration the same shall become and be immediately due and payable and this Mortgage shall be subject to foreclosure and may be foreclosed as provided by law in the case of past due mortgages. If the Note or any of the other Indebtedness shall become due and payable, and the Mortgagor shall not promptly pay the same, Lender may take possession of the Mortgaged Properties and may proceed with the foreclosure of this Mortgage as hereinafter set forth. Upon any sale of the Mortgaged Properties, or any part thereof, pursuant to such foreclosure proceedings, the public official conducting said sale is hereby authorized and empowered to make due conveyance to the purchaser or purchasers in the name of the Mortgagor. The right of sale hereunder shall not be exhausted by one or more such sales, and other and successive sales may be made until all of the Mortgaged Properties be legally sold or the Note and all other of the Indebtedness shall have been paid. Upon any sale, whether under the power of sale hereby given or by virtue of judicial proceedings, it shall not be necessary for Lender or any public officer acting under execution or order of court to have physically present or constructively in his possession any of the Mortgaged Properties, and the Mortgagor hereby agrees to deliver all of such personal property to the purchaser at such sale on the date of sale, and if it should be impossible or impracticable to make actual delivery of such property, then the title and right of possession to such property shall pass to the purchaser at such sale as completely as if the same had been actually present and delivered. Lender shall have the right to become the purchaser at any such sale and shall have the right to be credited upon the amount of the bid made therefor with the amount payable out of the net proceeds of such sale to Lender. Upon any foreclosure sale, the receipt of the officer making a sale under judicial proceedings, shall be a sufficient discharge to the purchaser or purchasers at any sale or his or their assigns or personal representatives, and shall not, after paying such purchase money and receiving such receipt of Lender or auctioneer, or of such officer therefor, be obliged to see to the application of such purchase money, or be anywise answerable for any loss, misapplication or nonapplication thereof.

         2. If the Note or any of the other Indebtedness shall become due and payable and shall not be promptly paid, Lender shall have the right and power to proceed by a suit or suits in equity or at law, whether for the specific performance of any covenant or agreement herein contained or in aid of the execution of any power herein granted or for any foreclosure hereunder or for the sale of the Mortgaged Properties under the judgment or decree of any court or courts of competent jurisdiction, or for the appointment of a receiver pending any foreclosure hereunder or the sale of the Mortgaged Properties under the order of a court or courts of competent jurisdiction or under executory or other legal process, or for the enforcement of any other appropriate legal or equitable remedy. Upon the occurrence of any Event of Default, Lender shall, upon bill filed or other proper legal proceedings being commenced for the foreclosure of this Mortgage, be entitled, as a matter of right, to the appointment by any competent court or tribunal, without notice to any party, of a receiver of the rents, issues, profits, proceeds and revenues of the Mortgaged Properties, with power to lease, manage, operate and control the Mortgaged Properties, and with such other powers as may be deemed necessary. The Mortgagor agrees to the full extent that the Mortgagor lawfully may, that, in case one or more Events of Default shall have occurred and shall not have been remedied, then, and in every such case, Lender shall have the right to enter into and upon and take possession of all or any part or portion of the Mortgaged Properties in the possession of the Mortgagor or any of the Mortgagor's heirs, successors, or assigns, or of any of the Mortgagor's agents or servants, and may exclude the Mortgagor, any of the Mortgagor's heirs, successors or assigns, and all persons claiming under the Mortgagor and any of the Mortgagor's agents or servants wholly or partly therefrom; and, holding the same, Lender may use, administer, manage, operate and control the Mortgaged Properties and conduct the business thereof to the same extent as the Mortgagor, or any of the Mortgagor's heirs, successors or assigns, might at the time do and may exercise all rights and powers of the Mortgagor, in the name, place and stead of the Mortgagor, or otherwise as Lender shall deem best, and without limiting the generality of the foregoing, Lender may produce Hydrocarbons and other minerals therefrom and market the same, applying the proceeds derived therefrom as hereinafter provided.

         3. The proceeds of any sale of the Mortgaged Properties or any part thereof and all other monies received by Lender in any proceedings for the enforcement hereof, whose application has not elsewhere herein been specifically provided for, shall be applied first, to the payment of all reasonable expenses incurred by Lender incident to the enforcement of this Mortgage, the Note or any other of the Indebtedness (including, without limiting the generality of the foregoing, reasonable expenses of any entry or taking of possession, of any sale, of advertisement thereof, and of conveyances, court costs, compensation of agents and employees, and attorney's fees); second, to the payment of all other reasonable charges, expenses, liabilities and advances incurred or made by Lender under this Mortgage or in executing any power hereunder; and then to payment of the Note and other Indebtedness and interest thereon, in such order and manner as Lender may elect. Lender may resort to any security given by this Mortgage or to any other security now existing or hereafter given to secure the payment of any of the Indebtedness in whole or in part, and in such portions and in such order as may seem best to Lender in its sole and uncontrolled discretion, and any such action shall not in anyway be considered as a waiver of any of the rights, benefits or liens created by this Mortgage. The Mortgagor, for the Mortgagor and all who may claim through or under the Mortgagor waive to the extent that the Mortgagor may lawfully do so, any and all right to have the property included in the Mortgaged Properties marshalled upon any foreclosure of the lien hereof, and agrees that any court having jurisdiction to foreclose such lien may sell the Mortgaged Properties as an entirety.

                                       IV.

         1. The Mortgagor, as additional security for the Indebtedness, effective as of the Effective Date at 7:00 a.m., Central Standard Time, has assigned, transferred and conveyed, and does hereby assign, transfer and convey unto Lender, and its successors and assigns for the benefit of Lender, all of the Hydrocarbons produced, saved and sold from and/or accruing to or attributable to the properties covered by this Mortgage, and all products obtained or processed therefrom, and the revenues and proceeds now and hereafter attributable to the Hydrocarbons and said products (hereinafter collectively referred to as the "Production Payments"). The Hydrocarbons and products are to be delivered into pipe lines connected with the Mortgaged Properties, or to the purchaser thereof, to the credit of Lender, free and clear of all taxes, charges, costs and expenses; and all the Production Payments shall be paid directly to Lender at the address set forth above, with no duty or obligation of any party paying the same to inquire into the right of Lender to receive the same, what application is made thereof, or as to any other matter. The Mortgagor agrees to perform all such acts, and to execute all such further assignments, transfer and division orders and other instruments as may be required or desired by Lender or any party in order to have the Production Payments so paid to Lender. The Mortgagor hereby constitutes Lender, or any other person Lender may designate to act in its stead, as the Mortgagor's attorney-in-fact, at the Mortgagor's sole cost and expense, to exercise at any time after default all or any of the following powers, which, being coupled with an interest, shall be irrevocable until all of the Indebtedness has been paid in full and this instrument satisfied in writing by Lender: (a) to transmit to the purchaser or purchasers of the Hydrocarbons notice of the assignment to Lender of the Production Payments and to demand and receive from any such purchaser at any time, in the name of the Mortgagor, or otherwise, information concerning the Production Payments; (b) to notify each such purchaser to make payment of the Production Payments directly to Lender; (c) to take or bring, in the name of the Mortgagor, or otherwise, all steps, actions, suits or proceedings deemed by Lender necessary or desirable to effect collection of the Production Payments in the name of any of the Mortgagor, or otherwise; (d) to endorse and cash any and all checks and drafts payable to the order of the Mortgagor or Lender for the account of the Mortgagor received from or in connection the Production Payments and apply the proceeds thereof actually received to the payment of the Indebtedness, when received, regardless of the maturity of any of the Indebtedness, or any installment thereof, and (e) to execute transfer and division orders in the name of the Mortgagor, or otherwise, with such warranties as Mortgagor gave to Lender binding on Mortgagor. If at any time the Production Payments provided for in the Note, such payments shall nevertheless be paid in accordance with the terms and provisions of the Note, and this assignment shall not be construed to affect the terms and provisions for payment provided therein. Should any purchaser of production from any of the Mortgaged Properties fail to make payment promptly to Lender in accordance with this assignment, then, upon written demand by Lender, the Mortgagor shall use its best efforts to obtain a new purchaser of such production acceptable to Lender.

         2. Lender shall not be liable for any delay, neglect or failure to effect collection of any Production Payments or other proceeds or to take any other action in connection therewith or hereunder; but Lender shall have the right, at its election, in the name of the Mortgagor or otherwise, to prosecute and defend any and all actions or legal proceedings deemed advisable by Lender in order to collect such funds and to protect the interests of Lender or the Mortgagor with all costs, expenses and attorney's fees incurred in connection therewith being paid by the Mortgagor.

                                       V.

         1. To secure further the Indebtedness, the Mortgagor hereby grants to Lender, and its successors and assigns for the benefit of Lender, a security interest in all of the Mortgagor's rights, titles and interests in and to the Mortgaged Properties insofar as such Mortgaged Properties consist of equipment, general intangibles, accounts, chattel paper, documents, instruments, contract rights, inventory, farm products, consumer goods, fixtures, goods, goods to become fixtures and any and all other personal property of any kind or character defined in and subject to the provisions of the Uniform Commercial Code, including the proceeds and products from any and all of such personal property (hereinafter collectively called the "Collateral"). Upon the happening of any of the Events of Default, Lender is and shall be entitled to all of the rights, powers, and remedies afforded a secured party by the Uniform Commercial Code with reference to the Collateral, or Lender may proceed as to both the real and personal property covered hereby in accordance with the rights and remedies granted under this Mortgage in respect of the real property covered hereby. Such rights, powers and remedies shall be cumulative and in addition to those granted Lender under any other provision of this instrument or under any of the Loan Documents or other instruments executed in connection with or as security for the Note or any of said Indebtedness.

         2. Without limiting in any respect any of the provisions of this instrument, the Mortgagor expressly:

                  (a) Agrees that, in addition to any other remedies granted in this instrument to Lender, upon the happening of any of the Events of Default, Lender shall have the right to take immediate or later possession of the collateral and to enter upon any premises where the same may be situated for such purpose without being deemed guilty of trespass and without liability for damages thereby occasioned. To the extent permitted by law, the Mortgagor expressly waives any notice of sale or other disposition of the Collateral or exercise of any other right or remedy of a secured party existing after default hereunder; and to the extent any such notice is required and cannot be waived, the Mortgagor agrees that if such notice is mailed, postage prepaid, to the Mortgagor at the address shown herein or at such other address designated by Mortgagor in writing, at least ten days before the time of the sale or disposition, such notice shall be deemed reasonable and shall fully satisfy any requirement for the giving of said notice.

                  (b) Covenants and agrees that Lender may require the Mortgagor to make the Collateral available to Lender at the place to be designated by Lender that is reasonably convenient to Lender and the Mortgagor. All reasonable expenses of retaking, holding, preparing for sale, or other use or disposition, selling, or otherwise using or disposing of the Collateral and the like which are incurred or paid by Lender as authorized or permitted hereunder, including also all reasonable attorney's fees, legal expenses and costs, shall be added to Indebtedness, and the Mortgagor shall be liable therefor.

                  (c) Covenants and agrees that Lender may, at its election at any time before or after delivery of this instrument, sign one or more copies (including photocopies or carbon copies) of this instrument in order that such copies may be used as a financing statement under the Uniform Commercial Code. Such signature by Lender may be placed anywhere thereon and need not be acknowledged and is not necessary to the effectiveness of this instrument as a mortgage, deed of trust, assignment, pledge or security agreement. The Mortgagor has not heretofore signed any financing statement, and no financing statement signed by the Mortgagor is now on file in any public office, except those statements true and correct copies of which have been delivered to Lender. So long as any amount remains unpaid on any of the Indebtedness, the Mortgagor will not execute and there will not be filed in any public office any such financing statement or statements affecting the Collateral, unless the prior written specific consent Lender to file, in jurisdictions where this authorization will be given effect, a financing statement signed only by Lender conveying the Collateral, and at the request of Lender the Mortgagor will join in executing one or more financing statements in form satisfactory to Lender and will pay the cost of filing the same or filing or recording this instrument as a financing statement in all public offices any time and from time to time whenever filing or recording of any financing statement or of this instrument is deemed by Lender to be necessary or desirable.

                                       VI.

         1. If the Note and all other Indebtedness secured hereby (including, but not limited to, the indebtedness evidenced by the Notes and all other indebtedness, obligations and liabilities described, referred to or mentioned in subparagraphs (a) to (c), inclusive, of Section I of this Mortgage) shall be paid, this Mortgage shall become null and void, and the Mortgaged Properties shall revert to the Mortgagor and Lender shall forthwith cause satisfaction and discharge of this Mortgage to be entered upon the record at the expense of the Mortgagor and shall execute and deliver or cause to be executed and delivered such instruments of satisfaction and reassignment as may be appropriate. Otherwise, this Mortgage shall remain and continue in full force and effect.

         2. If any provision hereof is invalid or unenforceable in any jurisdiction, the other provisions hereof shall remain in full force and effect in such jurisdiction and the remaining provisions hereof shall be liberally construed in favor of Lender in order to effectuate the provisions hereof and the invalidity or unenforceability of any provision hereof in any jurisdiction shall not affect the validity or enforceability of any such provision in any other jurisdiction.

         3. This instrument is and may be construed as a mortgage, deed of trust, chattel mortgage, conveyance, assignment, security agreement, pledge, financing statement, hypothecation or contract, or any one or more of them, in order fully to effectuate the lien and security interest hereof and the purposes and agreements herein set forth.

         4. The term "Mortgagor" as used herein shall mean and include all and each of the partnerships, corporations or other legal entities executing this Mortgage. The number and gender of pronouns used in referring to the Mortgagor shall be construed to mean and correspond with the number and gender of the partnerships, corporations or other legal entities executing this Mortgage as the Mortgagor. The term "Lender" used herein shall mean and include any legal owner, holder, assignee, pledgee, participant or subparticipant of any of the Indebtedness secured hereby, and in this connection it is understood that the Indebtedness may be assigned or participated in whole or in part. The terms used to designate Lender and the Mortgagor shall be deemed to include the respective heirs, legal representatives, successors and assigns of such parties.

         5. Every right, power and remedy herein given to Lender shall be cumulative and in addition to every other right, power and remedy herein specifically given or now or hereafter existing in equity, at law or by statute; and each and every right, power and remedy whether specifically herein given or otherwise existing may be exercised from time to time and so often in such order as may be deemed expedient by Lender, and the exercise, or the beginning of the exercise, of any such right, power or remedy shall not be deemed a waiver of the right to exercise, at the same time or thereafter any other right, power or remedy. No delay or omission by Lender in the exercise of any right, power or remedy shall impair any such right, power or remedy or operate as a waiver thereof or of any other right, power or remedy then or thereafter existing.

         6. Should Lender, upon the happening of any Event of Default hereunder, resort to litigation for the recovery of the Indebtedness, or employ an attorney to collect said Indebtedness or to foreclose this Mortgage, the Mortgagor will pay all reasonable costs, expenses and attorney's fees thus incurred and all other reasonable costs and expenses (including attorneys' fees) incurred by Lender in protecting, enforcing and defending its rights hereunder; and said reasonable costs, expenses and attorney's fees, and other sums due Lender by virtue of any of the provisions hereof shall constitute a demand obligation owing by the Mortgagor to Lender and shall draw interest at the rate of 5.0% per annum in excess of the rate of interest payable from time to time on the Note (or such lesser rate as shall be the maximum rate permitted under applicable law), shall have the benefit of the lien created hereby and may be included in any judgment or decree rendered in connection with said litigation.

         7. The covenants and agreements herein contained shall constitute covenants running with the land and interests covered or affected hereby and shall be binding upon the heirs, legal representatives, successors and assigns of the parties hereto.

         8. If any of the terms or provisions hereof or of any note or other evidence of the Indebtedness is susceptible or construed as binding or obligating the Mortgagor or any other person or concern obligated, either primarily or conditionally, for the payment of any of the Indebtedness, under any circumstances or contingencies whatsoever, to pay interest in excess of that authorized by law, it is agreed that such terms or provisions are a mistake in calculation or wording, and notwithstanding the same it is expressly agreed that neither the Mortgagor nor any other person or concern obligated in any manner on any of the Indebtedness shall ever be required or obligated under the terms hereof or under the terms of any such note or other evidence of any of the Indebtedness or otherwise, to pay interest in excess of that authorized by law. It is the intention of the parties hereto to conform strictly to the usury laws now in force in the State of Kansas, or any states which applies its own usury laws to the exclusion of such usury laws of the State of Kansas, and any of the aforesaid contracts for interest shall be held to be subject to reduction to the amount allowed under said usury laws.

         9. This instrument is being executed in several counterparts, all of which are identical. Each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

         10. Lender may at any time release any part of the property now or hereafter constituting the Mortgaged Properties or any part of the Hydrocarbons produced or to be produced or products thereof or revenues or proceeds attributable thereto herein or hereafter assigned or pledged, without releasing any other part of such property, revenues or proceeds not so released, and without affecting the lien hereof with respect to such unreleased part, or the right to future revenues or proceeds.

         11. The Mortgagor agrees that if while this Mortgage is in effect, the title of the Mortgagor or any of its heirs, successor or assigns, to the Mortgaged Properties, or any party thereof, or the priority of the lien of this Mortgage or the security interest created hereby or of the assignment of the production and the Production Payments thereunder, is questioned or attacked, directly or indirectly, by suit or other judicial proceedings or in any other manner, or if a controversy of any nature arises relative to such title or the priority of such lien or security interest, or if after this Mortgage is released any person shall make a claim or demand against Lender on account of any moneys paid to it under the assignment of proceeds and Production Payments herein contained or on account of any action or omission of Lender hereunder, then the Mortgagor's own expense and cost to cure any such defect that may have developed or be claimed and to take all reasonable and proper steps for the defense against such claim, demand, controversy, suit or attack, including the Lender is hereby authorized and instructed at the cost and expense of the Mortgagor to take such steps as in Lender's judgment may be necessary or desirable to defend against such claim, demand, controversy, suit or attack, including the employment of counsel, prosecution and defense of litigation and compromise or discharge of such claims or controversies. The expenses incurred by Lender in any such proceeding, including all sums paid in compromise or discharge of such charges or claims, or reasonable attorney's fees, court costs and all other expenses of every kind and nature shall become an additional part of the Indebtedness, bearing the Note's applicable rate of interest, be payable on demand, and be secured by the lien and security interest of this Mortgage (the same not having been previously released); and whether before or after this Mortgage is released, the Mortgagor agrees to pay to Lender on demand all such sums and expenses paid and suffered by Lender and that the same shall be secured by subrogation to all the rights, liens, equities, superior title and benefits held, owned, possessed and received at any time by any holder of any claim, lien, assessment, charge or expense so paid. The rights of Lender under this paragraph may be availed of by Lender and exercised at any time, regardless of whether the Indebtedness secured hereby be then due or not; and it is expressly understood that the release of this Mortgage shall not Lender on account of any claim or demand made against it after release of this Mortgage.

         12. If the Mortgagor shall fail to comply with any of the covenants or obligations herein contained, the Lender may, but shall not be obligated to, perform the same for the account and at the expense of the Mortgagor, and any and all reasonable expenses incurred and paid in so doing shall be payable by the Mortgagor to Lender on demand, with interest at the rate of 5.0% per annum in excess of the rate of interest payable from time to time on the Note (or such lesser rate as shall be the maximum rate permitted under applicable law) from the date when the same were so incurred or paid, and shall constitute a party of the Indebtedness secured by and under this Mortgage, and the amount and nature of expense and time when paid shall be held fully established by the affidavit of Lender or any agent thereof, provided, however, that the exercise of the right of advancement shall in no way be considered or constitute a waiver of the right of Lender to declare the indebtedness secured by this Mortgage to be at once due and payable.

         13. In addition to the property hereinabove mortgaged and conveyed to secure the Indebtedness, the Mortgagor does hereby sell, transfer, assign, set over, pledge and hypothecate unto Lender, for the benefit of the Agent, as further security for the Indebtedness, each and every policy of hazard insurance, if any, now and hereafter delivered to Lender in accordance with the provisions of this Mortgage, together with all of the rights, titles and interests of the Mortgagor in and to each and every such policy, and without limitation, all of the Mortgagor's rights, titles and interests in and to any premiums paid on such hazard insurance including all rights to return premiums.

         14. To the extent permitted by the laws of the states in which the Mortgaged Properties are located, this Mortgage is executed and delivered and is to be performed in the State of Kansas and shall be construed in accordance with and governed by the laws of the State of Kansas.

         15. As further security for the Indebtedness and the full and complete performance of each and every obligation, covenant, agreement and duty of the Mortgagor contained herein, and to the extent of the full amount of the Indebtedness secured Lender in the collection of any judgment, award, settlement or payment hereunder, the Mortgagor hereby assigns to Lender, for its benefit, any and all judgments, awards of damages, settlements or payments, including all interest thereon, together with the right to receive the same, that may be made to the Mortgagor with respect to any of the Mortgaged Properties as a result of
(i) the exercise of the right of eminent domain, or (ii) any other injury to or decrease in value of the Mortgaged Properties, or any part thereof. Lender is hereby authorized on behalf of, and in the name of the Mortgagor to execute and deliver valid acquittances for, and appeal from, any such judgments and awards. All such damages, condemnation proceeds and payments and other consideration shall be paid directly to Lender, and after first applying said sums to the payment of all reasonable costs and expenses (including reasonable attorney's fees) incurred by Lender in obtaining such sums, Lender may, at its option, apply the balance on the Indebtedness in any order and whether or not then due, or to the repair, restoration or rebuilding of any of the Mortgaged Properties, or release the balance to the Mortgagor.

            [The remainder of this page is intentionally left blank.]

         IN WITNESS WHEREOF each of the undersigned has caused this instrument to be executed in its name on its behalf by its officer or general partner thereunto duly authorized, all as of the Effective Date set forth above.

                                            QUEST RESOURCE CORPORATION


                                            By:     /s/ Douglas L. Lamb
                                                -----------------------------
                                                           (Name)

                                                         President
                                                -----------------------------
                                                           (Title)


                                            QUEST OIL & GAS CORPORATION


                                            By:     /s/ Douglas L. Lamb
                                                -----------------------------
                                                           (Name)

                                                         President
                                                -----------------------------
                                                           (Title)


STATE OF KANSAS   )
                  )  SS.
COUNTY OF WILSON  )


         On this 8th day of April, 2002, before me, appeared Douglas L. Lamb, to me personally known, who being by me duly sworn, did say that he is the President of Quest Resource Corporation, a Nevada corporation, and the President of Quest Oil & Gas Corporation, a Kansas corporation, and that said instrument was signed and sealed on behalf of said corporation, and acknowledged said instrument to be the free act and deed of said corporation.

         IN WITNESS WHEREOF, I have hereunto set my hand and affixed my notarial seal at my office the day and year last above written.


                                            /s/ Marsha K. Lamb
                                            -----------------------------------
/Notary Seal/                               Notary Public


My Appointment Expires:
     4/5/03
-----------------------

EXHIBIT A
---------

Exhibit to Mortgage, Assignment of Production and Security Agreement

                           Exhibit (c) to Schedule 13D
                           ---------------------------

                      Letter Agreement dated April 6, 2002

STP, INC.
--------------------------------------------------------------------------------
                                             OIL & GAS EXPLORATION & PRODUCTION


                                  April 5, 2002

Mr. Doug Lamb
Quest Oil & Gas Corporation
701 East Main
Benedict, KS  66714

                                        Re: Letter Agreement

Dear Doug:

         With your acceptance of this Letter Agreement, STP, Inc. ("STP) agrees to enter into an additional Promissory Note with Quest Oil & Gas Corporation and Quest Resource Corporation (collectively "Quest"), in the amount of $300,000.00 which would made under the same terms and conditions as the three previous notes, subject to the following:

1. The notes dated January 19, 2002, February 14, 2002, February 27, 2002 and the proposed note, shall all have their Maturity Dates revised to be June 31, 2002.

2. STP and Quest agree to work diligently and exclusively with each other in order to arrive at a fair and accurate valuation of each company on or before the end of April, 2002. It is the intention of the parties to then in good faith, negotiate, execute and deliver to each other a Definitive Agreement and all of the documents ancillary thereto, to enter into a merger as set forth in #4 below. The Definitive Agreement will contain such representations and warranties, agreements and covenants, conditions and indemnification provisions as are customarily found in agreements for a transaction of the size, type and complexity contemplated by this proposal. The effective date of the merger would be set as soon as reasonably practicable, following the completion of due diligence and the making of any necessary registration filings with respect to the issuance of shares by Quest.

3. From and after the date hereof until the Closing, the parties shall consult with each other and shall mutually agree upon the content of any press release or public announcement relating to the transactions contemplated herein and shall not issue any such press release or make any public announcement prior to such consultation and agreement. Neither Quest, STP nor any of their affiliates will reveal to any other person or entity (other than their respective representatives) any of the contents of this Proposal, including without limitation the fact that this proposal has been made.

914 N.W. 73rd St. * OKLAHOMA CITY, OK * 73116-7109 * 405-840-9894 * FAX 840-9897

4. STP will form a subsidiary to hold its Cherokee Basin properties (STP Cherokee) which will merge with a newly formed subsidiary of Quest or other appropriate business combination, pursuant to which STP Cherokee would become a wholly-owned subsidiary of Quest. For federal income tax purposes, the merger will be treated as a tax-free reorganization under Section 368(a) of the Internal Revenue Code. No vote of the holders of any class or series of capital stock of any Quest entity is necessary to consummate the merger.

         Should this Letter Agreement properly set forth our understanding, please so indicate by signing in the space provided below and returning a copy to my attention as soon as possible.

                                     Sincerely,

                                     STP, INC.

                                     /s/ Jerry Cash

                                     Jerry Cash
                                     President

Agreed to and accepted this
6th day of April, 2002


By:   /s/ Douglas L. Lamb
   -----------------------------

                           Exhibit (d) to Schedule 13D
                           ---------------------------

                           Letter dated April 8, 2002

STP, INC.
--------------------------------------------------------------------------------
                                             OIL & GAS EXPLORATION & PRODUCTION


                                  April 8, 2002

Mr. Doug Lamb
Quest Oil & Gas Corporation
701 East Main
Benedict, KS  66714

                                     Re:  4th Promissory Note
                                          SE Kansas

Dear Doug:

         Enclosed for your execution you will find the 4th Promissory note and Security Agreement for an additional $300,000.00. This note is issued in accordance with that certain Letter Agreement between us dated April 5, 2002. It is also our intention that these funds be used as follows:

1. The funds from this 4th Promissory note are to be used for the acquisition of additional leasehold within the previously established areas of interest in Anderson, Neosho, Wilson and Woodson Counties, Kansas and for the further drilling development of the established leasehold.

2. It is our understanding that the existing leases are being recorded, and that as soon as available, we will be supplied copies of the recorded leases, along with copies of any pertinent ownership information. Further, any leases acquired with these funds will promptly be recorded, and copies of same will be supplied to STP, Inc. as soon as possible.

3. Our April 5, 2002 Letter Agreement referred to all notes being due June 31, 2002. As there are only 30 days in June, This date should read June 30, 2002.

         Please indicate your acceptance of the above by signing in the space provided below and returning a copy to my attention as soon as possible.

                                        Sincerely,

                                        STP, INC.

                                        /s/ Jerry Cash

                                        Jerry Cash
                                        President

Agreed to and accepted this
8th day of April, 2002

By:    /s/ Douglas L. Lamb
   ------------------------------


914 N.W. 73rd St. * OKLAHOMA CITY, OK * 73116-7109 * 405-840-9894 * FAX 840-9897

                           Exhibit (e) to Schedule 13D
                           ---------------------------

                           Letter dated April 15, 2002

STP, INC.
--------------------------------------------------------------------------------
                                             OIL & GAS EXPLORATION & PRODUCTION


                                 April 15, 2002

Mr. Doug Lamb
Quest Oil & Gas Corporation
701 East Main
Benedict, KS  66714

                                          Re:Quest / STP Merger

Dear Doug:

         Our Letter Agreement of April 5, 2002 contains a provision regarding the confidentiality of our agreement. STP will soon be required to file certain forms with the US Securities and Exchange Commission regarding this transaction. As these filings will be available for public viewing, we will need your consent for this disclosure.

         Please indicate your acceptance of the above by signing in the spaces provided below and returning a copy to my attention as soon as possible.

                                        Sincerely,

                                        STP, INC.

                                        /s/ Jerry Cash

                                        Jerry Cash
                                        President


Agreed to and accepted this             Agreed to and accepted this
15th day of April, 2002                 15th day of April, 2002
QUEST RESOURCE CORPORATION              QUEST OIL & GAS CORPORATION

By:     /s/ Douglas L. Lamb             By:   /s/ Douglas L. Lamb
   ------------------------------          ------------------------------




914 N.W. 73rd St. * OKLAHOMA CITY, OK * 73116-7109 * 405-840-9894 * FAX 840-9897

                           Exhibit (f) to Schedule 13D
                           ---------------------------

                             Joint Filing Statement

                             JOINT FILING AGREEMENT

     THIS JOINT FILING AGREEMENT ("Agreement") is entered into by and between Jerry D. Cash ("JC"), and STP, Inc., an Oklahoma corporation ("STP") on this 17th day of April, 2002.

     NOW, THEREFORE, based on the foregoing premises and for and in consideration of the mutual covenants and agreements contained herein, and in reliance on the representations and warranties set forth in this Agreement, the benefits to be derived herein and for other valuable consideration, the sufficiency of which is hereby expressly acknowledged, the parties agree as follows:

     1. JC and STP acknowledge that each are required to file with the Securities and Exchange Commission a Schedule 13D as a result of their individual acquisitions of common stock of Quest Resource Corporation and, in the interest of consolidation and efficiency, desire to file a single statement pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended.

     2. JC and STP hereby consent to have a single Schedule 13D filed pursuant to Rule 13d-1(k)(1) as fulfillment of the individual obligation of JC and the individual obligation of STP to file such a schedule.

     IN WITNESS WHEREOF, the signatures of the parties hereto evidence their mutual assent and acceptance of this Agreement as of the date first set forth above.


"JC"


/s/ Jerry Cash
----------------------------
Jerry D. Cash



"STP"

STP, INC.

/s/ Jerry Cash
----------------------------
Jerry L. Cash, President